The Company

Our Background History, page 5

1.	We note your response to our prior comment 4. Please provide your response in the Form S-1.

We have included our response to your prior comment 4 on page 5 of the Marked Version of Amendment No.2 to Form S-1 (the “Marked Version”).

2.
We note your response to our prior comment 6, and reissue it in part. Identify the natural persons who are the beneficial owners of a majority of the voting interest in Halter Financial Investments GP, LLC. Also, you define Halter Financial Instruments, L.P. as “HFI” but refer to “Halter.” Please clarify.

The members of Halter Financial Investments GP, LLC are:

(i)	TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC;
(ii)	Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC;
(iii)	Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and
(iv)	Rivergreen Capital LLC of which Marat Rosenberg is the sole member.

As such, each of the individuals listed above are the beneficial owners of a majority of the voting interest of Halter Financial Investments GP, LLC.

We have provided this disclosure on page 6 of the Marked Version.

Furthermore, the references to “Halter” are also references to “HFI.” Therefore, all references to “Halter” have been changed to “HFI” throughout the Marked Version.

3.
Indicate in your filing that HFI has advised you “that it did not acquire its interest in New Paradigm specifically for the purpose of engaging in the New Paradigm/Nice Enterprise Transaction.” Disclose also your response 4.d.

We have provided the above disclosure, as well as our response to your prior comment 4.d., on page 6 of the Marked Version.

4.	We note your response number 10. Provide an example in the filing of the number of Warrant Shares that would be issued if the VWAP were more or less than the exercise price of $4.1782.

An investor who exercises the warrant on a cashless basis shall tender the warrant for cancellation and in return receive a certificate for the number of warrant shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of this Warrant, as adjusted; and

(X) = the number of Warrant Shares in respect of which a cashless exercise is elected pursuant to this Section 2(c).

VWAP is an acronym for Volume-Weighted Average Price, which is the ratio of the value traded to total volume traded over a one trading day.

For example, if the Investor elects to exercise one hundred (100) warrant shares while VWAP is equal to $5.00, a price greater than the exercise price, then one hundred (100) warrant shares will be cancelled and the Investor will receive a certificate equal to sixteen (16) warrant shares, as illustrated below:

[(5.00 - 4.1782)(100)]/5.00 = 16.436

However, if the Investor elects to exercise one hundred (100) warrants shares while VWAP is equal to $3.00, a price less then the exercise price, then the equation will not work since the quotient will be a negative number, as illustrated below:

[(3.00 - 4.1782)(100)]/3.00 = -39.273

Therefore, it is in the Investor’s best interest if the warrants are exercised on a cashless basis while VWAP is equal to or greater than the exercise price.

We have provided the above examples and disclosures on page 7 of the Marked Version.

Risk Factors, page 11

General

5.
We note your response to our prior comment 12. The risk factors regarding negative publicity and trading on the OTCBB on page 22 can apply to any public company, and are not unique in your operations. Please delete these risk factors or explain to us how they are particularly relevant for you.

These risk factors have been deleted.

Selling Stockholders, page 24

6.
We note your response to our prior comment 17. You state on page 24 that no selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. However, on page 31 you indicate that Sterne, Agee & Leech is a broker-dealer. Please advise.

We misstated on page 24 that no selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. This misstatement has been corrected to state, “No selling stockholder, except for Sterne, Agee & Leech, is a registered broker-dealer or an affiliate of a broker-dealer.”

This correction is reflected on page 24 of the Marked Version.

7.
Footnote 2 is unclear. You indicate that Mr. Liu replaces Richard Crimmins “who was elected as the sole director and officer of the Company.” The footnote should identify the beneficial owner of the shares held by HFI, not their designee as officer and director of the Company. Please revise for clarity and completeness.

Halter Financial Investments, L.P. (“HFI”) is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The natural persons who are the beneficial owners of a majority of the voting stock of Halter Financial Investments GP, LLC include:

(i)	TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC;
(ii)	Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC;
(iii)	Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and
(iv)	Rivergreen Capital LLC of which Marat Rosenberg is the sole member.

The other limited partners of HFI are:

(i)	TPH Capital, L.P., a Texas limited partnership of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC;
(ii)	Bellfield Capital, L.P., a Texas limited partnership of which Bellfield Capital Management, LLC is the sole general partner and Dave Brigante is the sole member of Bellfield Capital Management, LLC;
(iii)	Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and
(iv)	Rivergreen Capital LLC of which Marat Rosenberg is the sole member.

As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

Footnote 2 has been revised to reflect the beneficial owners of the shares of HFI, as set forth above. This amendment is reflected on page 29 of the Marked Version.

Compensation Discussion and Analysis, page 87

8.
We note your response to our prior comment 37. You indicate that your executive officers have historically determined compensation based on financial and operating performances, the level of compensation paid by your peers, and officers’ contributions to your success. You also state that officer compensation will be measured by performance criteria and that such criteria will be based on enumerated objective parameters. However, you also say that you have not adopted a formal policy for determining the amount of compensation paid to your executives. Please reconcile these statements.

We misstated on page 93 that we have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.

This statement has been deleted on page 92 of the Marked Version.

9.
Identify any performance factors, and targets established, that you consider when assessing both an individual’s performance and your overall performance, and the weight given to each one. For example, we note that Mr. Liu’s base salary increased from $22,000 in 2007 to $132,000 in 2008. Explain the elements of the officers’ performance and functions taken into account in awarding the base salary.

We have not established any pre-determined quantitative targets or formulas to assist us in evaluating an individual’s or the Company’s overall performance. However, when assessing the Company’s overall performance we consider: (i) revenue; (ii) profit growth; (iii) whether the Company has developed new products; and (iv) whether the Company has penetrated any new markets. When evaluating an individual’s performance, we consider: (i) scope and expansion of job responsibilities; (ii) satisfaction of job responsibilities; (iii) supervision of staff and leadership; (iv) relationship with management; and (v) past performance. Each of the foregoing factors is weighed equally, while only some consideration is given to the general salary trend in the market. The annual base salary of each of the officers and directors is reviewed annually.

During 2007, the Company experienced an improvement in its overall performance when it underwent a reverse acquisition into a publicly trading U.S. company in November. Also during 2007, Mr. Pengfei Liu, Mr. Shaobin Yang and Mr. Marco Ku performed their job responsibilities exceedingly well as they were instrumental in the success of the reverse acquisition. At the close of the transaction, Mr. Liu, Mr. Yang and Mr. Ku’s scope of responsibilities also expanded due to the fact that the Company became a U.S. public company, now subject to additional rules and regulations pursuant to U.S. law. Taking into account all of the above, Mr. Liu’s annual base salary was increased from $22,000 in 2007 to $132,000 in 2008; Mr. Yang’s annual base salary increased from $18,000 to $78,000; and Mr. Ku’s base salary when he joined the Company in July 2007 was $32,000 and was increased to $84,000 in 2008.

We have provided the above disclosure on page 92 of the Marked Version.

10.	Discuss the incentive bonuses that you pay your officers in the Compensation Discussion and Analysis Section.

The discussion regarding the incentive bonuses was originally included on page 96 of Amendment No.1 to the Form S-1, under the heading entitled, “Bonuses and Deferred Compensation.” We have moved this discussion to be included under the Compensation Discussion and Analysis Section under the heading entitled, “Incentive Bonuses”.

This amendment is reflected on page 92 of the Marked Version.

11.
We note that you have employment agreements with Pengfei Liu, Shaobin Yang, Weipeng Liu and Marco Hon Wai Ku. Please summarize the terms of these agreements. We note that the agreements have a specific term and provide payment upon termination without cause.

The Service Agreements entered into with for Pengfei Liu, Shaobin Yang, and Weipeng Liu shall terminate on December 31, 2010. After December 31, 2010, each Service Agreement will continue for a further term of three years unless otherwise terminated by the respective parties to the Service Agreement giving not less than six months’ notice in writing to the counterparty to such agreement. The Company may terminate such employment for cause at any time without notice or remuneration. The Company may also terminate employment without cause, in which case the Company shall provide compensation equal to approximately $422,089.34 USD (or RMB 3,000,000). Per the terms of the Service Agreements, Pengfei Liu, Shaobin Yang and Weipeng Liu will each be paid an annual salary of approximately $132,000, $78,000 and $39,000 respectively, payable in equal monthly instalments. Pengfei Liu, Shaobin Yang and Weipeng Liu agree to perform faithfully and loyally to the best of his abilities and the duties assigned to him under the Service Agreement, and will devote his full business time, attention and effort to the affairs of the Company. Moreover, each executive agrees that during the term of employment and for a period of two (2) years following the termination of employment, for whatever reason, he will not compete, directly or indirectly, with the Company, nor solicit the services of any employee of the Company employed at or after the date of such termination or in the years proceeding such termination. The Service Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to the Service Agreement, which agreement is executed by both of the parties hereto.

The Service Agreement entered into with Marco Hon Wai Ku shall terminate in July 2008, one year from its effective date. The service agreement with Mr. Ku is renewable on a year-to-year basis and may be terminated by either party giving not less than two months’ notice in writing to the other. The Company may terminate Mr. Ku’s employment for cause at any time without notice or remuneration. The Company may also terminate Mr. Ku’s employment without cause, in which case the Company shall provide him with compensation as expressly required by applicable law of the jurisdiction where Mr. Ku is based. Mr. Ku will be paid an annual salary of approximately $84,000, and will receive a common stock award of approximately 24,000 shares upon successful listing of our shares on a stock exchange. Under the service agreement, Mr. Ku has agreed not to enter into businesses that will compete with us for a period of six months after the termination of the service agreement, nor engage in any other employment or occupation which will conflict with his obligations to the Company. Mr. Ku has also agreed that in the course of his services, he will not directly or indirectly disclose or use any trade secret or confidential information, except as required in the performance of his duties in connection with employment or pursuant to applicable law, nor improperly use or disclose the proprietary information or trade secrets of any former employer or other person or entity with which he has an agreement or duty to keep such information in confidence. Moreover, under the Service Agreement, Mr. Ku agrees to disclose in confidence to the Company any invention which he may solely or jointly conceive or develop during his employment, and to assist the Company in obtaining and enforcing patents, copyrights, mask work rights, trade secret rights and other legal protection for the inventions. Mr. Ku promises to promptly return to the Company all records and materials pertaining to any confidential information or to his employment in the event of termination.

We have included the above disclosures under the section entitled, “Service Agreements with Directors and Executive Officers.” This amendment is reflected on page 93 of the Marked Version.

12.	We note that you expect to have independent directors. State the compensation you expect to pay them, if known.

The amount of compensation to be paid to each of the independent directors is yet to be determined by the Board of Directors.

We have provided this disclosure on page 92 of the Marked Version.

Directors, Executive Officers, Promoters and Control Persons, page 89

13.	We note that you indicate Mr. Weipeng Liu is a director. However, you state that he oversees construction, operation and maintenance of your equipment and facilities. Please advise.

Mr. Weipeng Liu is an executive director, who is also employed to oversee the construction, operation and maintenance of our equipment and production facilities in the capacity of Manager of Operations.

We have provided the above disclosure on page 90 of the Marked Version.

Certain Relationships and Related Transactions, page 96

14.
We note your response to our prior comment 40 and reissue in part. Please list the series of transactions in 2006 involving Nice and Rixiang, as reported in Note 11 to your audited financial statements on page F-11.

Note 11 lists the capital transactions involving Nice Enterprise, Rixiang, Jixiang and Mingxiang. At the date of incorporation, Nice Enterprise’s authorized capital was 10,000 shares of common stock, par value $0.13 with one (1) share issued and outstanding. On June 19, 2006, Nice Enterprise acquired Rixiang for a total consideration of $0.13. On August 30, 2006, Nice Enterprise, through Rixiang, acquired Jixiang and Mingxiang for a cash consideration of $0.56 Million and $3.76 Million respectively. Accordingly, the total number of outstanding shares of the Company was one (1) share.

We have listed and discussed the above transactions under the section entitled, “Past Interested Persons Transaction.” The amendment is reflected on page 96 of the Marked Version.

15.	We note your response to our prior comment 41 and reissue in part. State whether your policy is in writing, and if not, how such policy and procedures are evidenced.

As a company listed on the Over-the-Counter Bulletin Board, we are not subject to any corporate governance requirements. However, we are currently in the process of adopting corporate governance and compliance procedures. Once our corporate governance and compliance procedures are in place, we intend to embody our policy regarding the review, approval or ratification of related transactions within the proper corporate governance documentation. Notwithstanding the above, we fully intend to comply with such policy. In the meantime, such policy shall be evidenced in this Form S-1/A, as a publicly disseminated document, signed by a sworn officer of the Company, on which the public may rely.

We have included the above disclosure on page 98 of the Marked Version.

16.	We note your response to our prior comment 42. Please provide this information in the Form S-1.

We have provided our response to your prior comment 42 has on page 96 of the Marked Version.

Consolidated Statements of Operations and Comprehensive Income, page F-4

17.
We note you revised your annual financial statements to comply with SAB Topic 11:B in response to our prior comment 46. Please make corresponding revisions to your interim financials for the three and nine months ended September 30, 2007 to comply the requirements of SAB 11:B.

We have made the corresponding revisions to our interim financials for the three and nine months ended September 30, 2007 to comply with the requirements of SAB 11:B.

The revisions are reflected on page F-3 of the Marked Version.

18.
We note you revised your annual financial statements to include EPS information required by SFAS 128 in response to our prior comment 47. Please make corresponding revisions to include ESP information in your interim financial statements for the three and nine months ended September 30, 2007.

We have made the corresponding revisions to our interim financial statements for the three and nine months ended September 30, 2007 to include EPS information as required by SFAS 128.

The revisions are reflected on page F-3 of the Marked Version.

Unaudited Pro Forma Financial Information

19.
We note your response to prior comment number 50 and reissue and clarify the comment. Although it is appropriate to assume the transaction occurred at the beginning of the fiscal year presented, and carried forward through the subsequent interim period presented, it is not appropriate to eliminate the historical operations of the accounting acquiree. Pro forma adjustments from historical financial statements shall only give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Therefore, please revise to include the historical expenses of the “the Parent” in your consolidated pro forma financial statements.

The Consolidated Statements of Operation on pages 4 and 5 of the Unaudited Pro forma Financial Information has been revised to include the historical expenses of the “the Parent.”

Recent Sales of Unregistered Securities, page 101

20.
Provide the information required by Item 701 of Regulation S-K for the past three years, or cross reference to where you do discuss it. We note, for example, that you do not list the private placement that occurred in November 2007.

We have added a description of the private placement that occurred in November 2007 to this section. The section now lists all sales of unregistered securities for the past three years, as required by Item 701 of Regulation S-K.

This amended is reflected on page 102 of the Marked Version.

Exhibit 23.1

21.	Please amend your Form S-1/A #1 to provide an updated consent from you audit firm.

An updated consent from our audit firm, dated March 12, 2008, has been filed with Amendment No.2 to the Form S-1.

We have amended the Exhibit Table on page 104 to reflect the inclusion of the updated consent from our audit firm. We have also provided you with a courtesy copy of the exhibit.

Signature Page

21.
We note your response to our prior comment 45, and reissue it. The Form S-1 must be signed by your controller or principal accounting officer, or someone acting in that capacity. With your next amendment, please provide this signature.

Marco Hon Wai Ku is the Chief Financial Officer who also acts as the Company’s Principal Accounting Officer. As such, he has provided his signature on the signature page of Amendment No.2 to Form S-1.

The signature line of Amendment No.2 to the Form S-1 has been revised to reflect Mr. Ku’s capacity as the CFO and Principal Accounting Officer. This amendment is reflected on page 106 of the Marked Version.